                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 9)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                                      AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 28)

                           Century Properties Fund XIX
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                                Fox Partners II
                       Fox Capital Management Corporation
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                     $10,668,102                      $1,255.64

* For purposes of calculating the fee only. This amount assumes the purchase of 35,560.34 units of limited partnership interest of the subject partnership for $300.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,255.64           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. NONE

1.    NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1275721

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP


      (a) [ ]

      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      WC

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            __________________________

      8.    SHARED VOTING POWER
            58,431.66 Units

      9.    SOLE DISPOSITIVE POWER
            __________________________

      10.   SHARED DISPOSITIVE POWER
            58,431.66 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,431.66 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.44%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No. NONE

1.    NAME OF REPORTING PERSONS: AIMCO-GP, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

      (a) [ ]

      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e))                                                          [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            __________________________

      8.    SHARED VOTING POWER
            58,431.66 Units

      9.    SOLE DISPOSITIVE POWER
            __________________________

      10.   SHARED DISPOSITIVE POWER
            58,431.66 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,431.66 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.44%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1259577

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

         (a) [ ]

         (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                    [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            _________________________

      8.    SHARED VOTING POWER
            58,431.66 Units

      9.    SOLE DISPOSITIVE POWER
            _________________________

      10.   SHARED DISPOSITIVE POWER
            58,431.66 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,431.66 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.44%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No. NONE

1.    NAME OF REPORTING PERSONS: AIMCO IPLP, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

      (a) [ ]

      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e))                                                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            _________________________

      8.    SHARED VOTING POWER
            25,229 Units

      9.    SOLE DISPOSITIVE POWER
            _________________________

      10.   SHARED DISPOSITIVE POWER
            25,229 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      25,229 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 28.25%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No. NONE

1.    NAME OF REPORTING PERSONS: AIMCO/IPT, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

      (a) [ ]

      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                    [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            _________________________

      8.    SHARED VOTING POWER
            25,329 Units

      9.    SOLE DISPOSITIVE POWER
            _________________________

      10.   SHARED DISPOSITIVE POWER
            25,329 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      25,329 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 28.37%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No. NONE

1.    NAME OF REPORTING PERSONS: IPLP ACQUISITIONS I, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

      (a) [ ]

      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e))                                                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
            _________________________

      8.    SHARED VOTING POWER
            4,892 Units

      9.    SOLE DISPOSITIVE POWER
            _________________________

      10.   SHARED DISPOSITIVE POWER
            4,892 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,892 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 5.48%

14.   TYPE OF REPORTING PERSON
      OO

        AMENDMENT NO. 9 TO SCHEDULE TO/AMENDMENT NO. 28 TO SCHEDULE 13D

      This Statement constitutes (a) Amendment No. 9 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005, Amendment No. 5 filed on June 7, 2005, Amendment No. 6 filed on June 28, 2005, Amendment No. 7 filed on July 8, 2005, and Amendment No. 8 filed on July 15, 2005 (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, Fox Partners II and Fox Capital Management Corporation relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $300.00 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated June 6, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"); and (b) Amendment No. 28 to the Schedule 13D filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., AIMCO IPLP, L.P., AIMCO/IPT, Inc. and IPLP Acquisitions I, L.L.C. (the "Schedule 13D").

ITEM  8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 8 of the Schedule TO is amended and supplemented as follows:

      At midnight, New York City time, on July 20, 2005, the Offer expired pursuant to its terms. A total of 4,700 units, representing approximately 5.26% of the outstanding units, were validly tendered and not withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2005

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX PARTNERS II

                                             By: FOX CAPITAL MANAGEMENT
                                                 CORPORATION
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX CAPITAL MANAGEMENT CORPORATION

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                             AIMCO IPLP, L.P.

                                             By: AIMCO/IPT, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                             AIMCO/IPT INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                             IPLP ACQUISITIONS I, L.L.C.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President